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SEC Mail Processing Section
FEB 22 2010
Washington, DC
104

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66573

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder
PUBLIC

REPORT FOR THE PERIOD BEGINNING **1/1/09** (MM/DD/YY) AND ENDING **12/31/09** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PMIB, LLC DBA PAGEMILL PARTNERS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2475 Hanover Street
(No. and Street)

Palo Alto	**CA**	**94304**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger Dickerson **(650) 354-4063**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

84 S. 1st Street, Third Floor	**San Jose**	**CA**	**95113**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Roger D. Dickerson Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedulespertaining to the firm of PMIB, LLC as of 12/31/2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT WITH AFFIANT STATEMENT

State of California
County of Santa Clara } ss.

☒ See Attached Document (Notary to cross out lines 1–8 below)
☐ See Statement Below (Lines 1–7 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me this 19th (Date) day of February (Month), 2010 (Year), by

(1) Roger. D. Dickerson, Jr. (Name of Signer(s))

(2) ______ (Name of Signer(s))

JENNIFER TRIPP
Commission # 1753112
Notary Public - California
Santa Clara County
My Comm. Expires Jul 8, 2011

Place Notary Seal Above

[signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
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PMIB, LLC DBA PAGEMILL PARTNERS, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2009 and 2008

Mayer Hoffman McCann P.C.
An Independent CPA Firm

84 South First Street, Third Floor
San Jose, California 95113
408-794-3545 ph
408-295-3818 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Members

PMIB, LLC DBA PAGEMILL PARTNERS, LLC

We have audited the statements of financial condition of PMIB, LLC dba Pagemill Partners, LLC (the Company) as of December 31, 2009 and 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of PMIB, LLC dba Pagemill Partners, LLC as of December 31, 2009 and 2008, in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

San Jose, California
February 18, 2010

PMIB, LLC DBA PAGEMILL PARTNERS, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2009 and 2008

	2009	2008
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 1,283,916	$ 477,191
Client receivables, net	105,153	365,504
Unbilled revenue	3,406	79,268
Prepaid expenses	159,048	74,946
TOTAL CURRENT ASSETS	1,551,523	996,909
DEPOSITS	40,375	40,375
PROPERTY AND EQUIPMENT, net	86,308	105,146
INTANGIBLE ASSETS, net	99,643	-
TOTAL ASSETS	$ 1,777,849	$ 1,142,430

LIABILITIES AND MEMBERS' EQUITY

	2009	2008
CURRENT LIABILITIES		
Accounts payable	$ 138,197	$ 32,412
Unearned revenue	160,460	57,500
Accrued expenses and other liabilities	245,224	138,522
TOTAL CURRENT LIABILITIES	543,881	228,434
OTHER LONG TERM LIABILITIES	3,497	-
MEMBERS' EQUITY	1,230,471	913,996
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,777,849	$ 1,142,430

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

(1) Summary of significant accounting policies

Nature of operations – PMIB, LLC dba Pagemill Partners, LLC (the "Company") was formed on January 15, 2003 as a limited liability company under the laws of the State of California.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company assists businesses that want to go through the mergers and acquisitions process. It manages both buy and sell side transactions, private placements, divestitures, leveraged buyouts and does fairness opinions, valuations and advisory work. The Company's principal focus is on the technology sector. The Company's clients include both domestic and foreign entities.

The rights and obligations of the equity holders of the Company (the "Members") are governed by its Fifth Amended and Restated Limited Liability Company Operating Agreement (Operating Agreement) dated January 1, 2008. The Operating Agreement was amended and restated to reflect changes in membership. Each member's interest in the Company is represented by membership points.

The Operating Agreement provides for the dissolution of the Company upon the earliest to occur of either: (a) failure of the Company to have at least one managing member; (b) permanent cessation of the Company's business; (c) an election by the managing members to dissolve the Company; or (d) any other event which results in a mandatory dissolution of the Company under the California Beverly-Killea Limited Liability Act.

In accordance with the Operating Agreement, items of income, gain, loss, deduction and credit will be allocated among the Members as determined from time to time, whether in writing or by electronic means, by 70% in interest of the managing members. This is subject to the limitation that items of loss and deduction allocated to any member with respect to any taxable year will not exceed the maximum amount of such items that can be so allocated to such member without causing the member to have a deficit balance in its capital account in excess of the amount of the members' obligation, if any, to restore such deficit capital account, computed in accordance with the appropriate income tax regulations. Additionally, no distribution shall be made if and to the extent that such distribution would cause the Company to be insolvent or cause the Company to be in violation of minimum capitalization requirements pursuant to applicable Acts and Laws set forth by governing bodies.

Use of estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements. Actual results could differ from those estimates.

(1) Summary of significant accounting policies (continued)

Cash and cash equivalents – Cash equivalents consist of highly liquid investments with an initial maturity of three months or less.

Client receivables – Client receivables are stated net of an allowance for doubtful accounts. The allowance is based upon analysis of specific accounts, taking into consideration the probability of collection of such accounts. The allowance for doubtful accounts was $50,000 and $100,000 at December 31, 2009 and 2008, respectively.

Concentrations of credit risk – Financial instruments, which potentially subject the Company to a concentration of credit risk, include cash and cash equivalents, and client receivables.

Cash and cash equivalents are maintained with high quality financial institutions, the composition and maturities of which are regularly monitored by management. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company also maintains a money market account with a brokerage firm. Balances under this account are guaranteed under a federal program up to $500,000. At various times during the year, the Company's cash in bank balances exceeded the federally insured limits.

Fair value of financial instruments – The carrying amounts reflected in the statement of financial condition for cash and cash equivalents, and client receivables approximate their respective fair values due to the short maturities of those instruments.

Impairment of long-lived assets – The Company evaluates its long-lived assets for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If the comparison indicates such assets are impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The fair value of the assets is determined by discounted cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell. The Company recorded an impairment loss of $47,253 related to its intangible assets during 2009.

Income taxes – In 2009, the Company adopted a new accounting standard relevant to uncertain tax positions. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. A tax position is recognized when it is more-likely-than-not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority. The standard also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. Upon implementation of the standard, the Partnership did not identify any increase or decrease in its liability for unrecognized tax benefits.

(1) Summary of significant accounting policies (continued)

Fair value measurements – Fair value is determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The Company measures and reports fair value using a measurement framework which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), next priority to observable inputs other than quoted market prices in active markets for identical assets or liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability (Level 2 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Subsequent events – The Company has evaluated subsequent events through February 18, 2010, which is the date the financial statements were issued.

(2) Recently issued accounting pronouncements

In June 2009, the FASB issued guidance now codified as Accounting Standards Codification ("ASC") Topic 105, "Generally Accepted Accounting Principles" ("ASC Topic 105") as the single source of authoritative non-governmental U.S. GAAP. ASC Topic 105 does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place (the "Codification"). On the effective date of this Statement, the Codification superseded all then-existing non-SEC accounting and reporting standards, and all other non-grandfathered non-SEC accounting literature not included in the Codification became non-authoritative. The Company adopted ASC Topic 105 during 2009. This pronouncement did not have an effect on the Company's financial position, results of operations or cash flows, but did impact its financial reporting process by replacing all references to pre-Codification standards with descriptions of the Company's accounting policies.

(3) Business combination

On January 26, 2009, the Company purchased certain assets and assumed certain liabilities of Financial Intelligence, LLC related to its valuation services for $178,530 in cash, installment payments and contingent consideration. The acquisition is expected to enhance the Company's existing valuation services and replaces services performed by a departing member.

The consideration paid for the acquired assets of Financial Intelligence, LLC and the estimated fair values of those assets acquired and liabilities assumed at the date of acquisition were as follows:

Consideration:		
Cash	$	25,000
Installment payments		75,000
Contingent consideration arrangement		78,530
Fair value of consideration transferred	$	178,530

Recognized amounts of identifiable assets acquired and (liabilities) assumed:		
Customer list	$	206,530
Non-compete agreement		5,000
Deferred revenue		(33,000)
Fair value of assets acquired and (liabilities) assumed	$	178,530

The contingent consideration arrangement requires the Company to pay Financial Intelligence, LLC 33% of revenues earned per quarter from acquired customers exceeding $60,000 through July 31, 2011. The undiscounted amount of future payments that the Company could be required to make under the agreement is between $0 and $200,000. The fair value of the contingent consideration was estimated using a discounted cashflow model with the following key assumptions: discount rate 5%, term 5 years and estimated annual revenues between $95,000 and $390,000. As of December 31, 2009, the amount recognized for the contingent consideration and key assumptions had not materially changed. The key assumptions used in the measurement, which were estimated by management, are not observable in the market and are considered Level 3 inputs within the fair value measurement hierarchy. At December 31, 2009, $39,655 was payable under the contingent consideration agreement and is included in other liabilities and accounts payable in the Statements of Financial Condition.

Under terms of the purchase agreement, installment payments of $25,000 per quarter are due through June 30, 2010. At December 31, 2009, $50,000 was payable and is included in other liabilities and accounts payable in the Statements of Financial Condition.

The intangible assets acquired are being amortized over three years.

(4) Intangible assets, net

	December 31, 2009	December 31, 2008
Cost		
Customer list	$ 159,278	$ -
Non-compete agreement	5,000	-
Total cost	164,278	-
Accumulated depreciation	(64,635)	-
Intangible assets, net	$ 99,643	$ -

For the year ended December 31, 2009, amortization expense for intangibles charged to operations was $64,635. Expected amortization expense is as follows:

Years Ending December 31,

2010	$ 47,829
2011	47,829
2012	3,985
Total	$ 99,643

During 2009, the Company recorded an intangible asset impairment charge of $47,253. The impairment charge is based on the estimated fair value of the intangible asset at December 31, 2009. The fair value was estimated using a discounted cashflow model with the following key assumptions: discount rate 5%, term 5 years and estimated remaining annual revenues between $45,000 and $270,000. The key assumptions used in the measurement, which were estimated by management, are not observable in the market and are considered Level 3 inputs within the fair value measurement hierarchy.

(5) Property and equipment, net

	December 31, 2009	December 31, 2008
Cost		
Office equipment	$ 32,593	$ 57,310
Computer equipment	154,606	217,307
Computer software	29,870	37,946
Leasehold improvements	23,261	23,261
Furniture and fixtures	8,238	8,612
Total cost	248,568	344,436
Accumulated depreciation	(162,260)	(239,290)
Property and equipment, net	$ 86,308	$ 105,146

The aggregate depreciation charged to operations was $50,922 and $85,791 for the years ended December 31, 2009 and 2008, respectively.

(6) Ownership changes

Effective January 1, 2008, the Company revised its operating agreement to include one new member as a managing member of the Company. On October 30, 2008, the member was removed by means of joint action by the remaining managing members of the Company.

(7) Employee benefit plan

The Company sponsors a 401(k) Profit Sharing Plan (the Plan) that covers substantially all employees meeting necessary age requirements. The Plan provides for voluntary salary reduction contributions of up to 90% of eligible annual compensation, subject to annual Internal Revenue Code limitations. Employer contributions to the Plan are discretionary.

(8) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $717,423, which was $680,931 more than its required net capital of $36,492.

(9) Operating leases

The Company leases office facilities and equipment under operating leases. The facilities lease includes an annual increase of 3%.

Future minimum lease payments required under the operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

Years Ending December 31,	
2010	$ 542,056
2011	557,582
2012	568,436
2013	9,584
Total	$ 1,677,658